Item 77D DWS Dreman Small Mid Cap Value VIP (a
Series of the DWS Variable
Series II)

At a meeting held June 19, 2006, the Board of Trustees of DWS Variable Series II approved the following change regarding the DWS Dreman
Small Mid Cap Value VIP (the "Portfolio"):

DWS Dreman Small Cap Value VIP was renamed DWS
Dreman Small Mid Cap Value VIP,
the Portfolio modified its investment policies from a small cap value discipline to a small and mid cap value discipline effective November 3, 2006.
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77D DWS Dreman Small
Mid Cap Value VIP (2).doc